September 9, 2005



Mr. Joseph B. Feiten
Chief Financial Officer
Tipperary Corporation
633 Seventeenth Street, Suite 1550
Denver, Colorado 80202


	Re:	Tipperary Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 24, 2005
Response Letter Dated September 6, 2005
      File No. 001-07796


Dear Mr. Feiten:

      We have reviewed your response letter and have the following comment. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Engineering Comment

Estimates of Oil and Gas Reserves (Unaudited), page 56

1. Regarding your response number 5, monetization of the reserves booked in 2004 will not begin for approximately 10 years while the monetization of reserves booked in 2003 will begin in 2009.
Please
provide the basis for declaring these reserves to be proved at this time and explain to us the gas market that exists for possible monetization of these reserves sooner. Describe to us the approved gas contracts that you have in place for both the reserves added in
2003 and 2004, including the annual volumes to be delivered and sold, the purchasers of the gas and the gas price you will receive.

Closing Comments

       As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

	You may contact James Murphy, Petroleum Engineer, at (202)
551-
3703 with questions about engineering comments. Please contact me at
(202) 551-3740 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director

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Mr. Joseph B. Feiten
Tipperary Corporation
September 9, 2005
Page 1




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